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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549

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                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                Commission File Number         0-17195
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        LANDMARK GRAPHICS CORPORATION (F/K/A HALLIBURTON ACQ. COMPANY)*
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             (Exact name of registrant as specified in its charter)

         15150 MEMORIAL DRIVE, HOUSTON, TEXAS  77079    (713) 560-1000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                (i) COMMON STOCK, $.05 PAR VALUE PER SHARE AND
                     (ii) PREFERRED SHARES PURCHASE RIGHTS
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            (Title of each class of securities covered by this Form)

                                      N/A
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  (Titles of all other classes of securities for which a duty to file reports under sections 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]         Rule 12h-3(b)(1)(i)   [_]
     Rule 12g-4(a)(1)(ii) [_]         Rule 12h-3(b)(1)(ii)  [_]
     Rule 12g-4(a)(2)(i)  [_]         Rule 12h-3(b)(2)(i)   [_]
     Rule 12g-4(a)(2)(ii) [_]         Rule 12h-3(b)(2)(ii)  [_]
                                      Rule 15d-6            [_]

     Approximate number of holders of record as of the certificate or notice
date:        1
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     Pursuant to the requirements of the Securities and Exchange Act of 1934,
Landmark Graphics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 4, 1996                  By: /s/ ROBERT P. PEEBLER
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                                           Printed Name:  Robert P. Peebler
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Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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* On October 4, 1996, Landmark Graphics Corporation, a Delaware corporation, merged with and into Halliburton Acq. Company, a Delaware corporation. In connection with such merger, Halliburton Acq. Company changed its name to "Landmark Graphics Corporation."

DA962630116 - 092696 v1 - 303: 8025-115                         SEC 2069 (8/93)